VINCI

Rueil, 15 March 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

02 MAR 29 AM 8:21

[redacted]

02028128

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

PROCESSED SUPPL
APR 10 2002
THOMSON
FINANCIAL

Please find enclosed recently issued press releases :

- 2001 results
- Eurovia wins 204 million euro multi-year North London road maintenance contract
- Euronext has announced Vinci's inclusion in the CAC 40
- 2001 net sales
- Vinci has just won the award for the least sexist advertisement in 2001
- Vinci's employees become the first shareholder of the group.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

dlw 3/29

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.groupe-vinci.com

VINCI

02 MAR 29 AM 8:21

Rueil-Malmaison, 12 March 2002

PRESS RELEASE

2001 RESULTS

- **Excellent 2001 performance exceeds forecasts**
    - **Operating income up 15%[1] to 1,058 million euros**
    - **Net income up 7 % to 454 million euros**
- **Stronger finances**
- **Bright outlook for 2002**

The Board of Directors of VINCI, chaired by Antoine Zacharias, met on 12 March 2002 to approve the financial statements for 2001. The financial statements will be submitted to the annual meeting of shareholders on 6 June 2002. The Board also examined the results of the past year and the outlook for 2002.

Net sales are stable overall. Concessions report 15.7% growth

VINCI reported 17.2 billion euros in consolidated net sales in 2001, i.e. comparable to the particularly high figure for 2000.

This is the result of the group's strategy, which is to focus always on margin rather than volume, through selective order taking and by giving priority to the development of recurrent business.

VINCI Concessions witnessed an acceleration in growth, with net sales up 15.7% in real terms and 5.6% like-with-like. Cofiroute net sales increased 4.2% to 741 million euros. VINCI Park reported 467 million euros in net sales, up by nearly 6% like-with-like. VINCI Airports achieved net sales of 178 million euros, including WFS, the largest provider of assistance and air freight management services in the United States, consolidated for the first time in the last quarter of 2001. VINCI Airports expects to report net sales of around 450 million euros in 2002 over the full year.

[1] Excluding the impact of accounting harmonisation following VINCI-GTM merger

Eurovia showed strong growth in international business outside Germany. However, sales edged down at GTIE due to continued efforts to redeploy into areas offering stronger growth potential, and at VINCI Construction, as a result of a more selective approach to order taking.

Net sales outside France amounted to 6.6 billion euros, i.e. 38% of the total figure. Outside Germany, where the group reported a 12.3% decline, net sales were up 2.8%. Growth was particularly strong in the United Kingdom and in the United States, notably in the road sector.

Net sales by business line

€ million euros	2000 pro forma	2001	Change	Change like-with-like
Concessions	1,263	1,462	+15.7%	+5.6%
Energy and Information	3,096	2,967	(4.2%)	(2.3%)
Roads	5,355	5,498	+2.7%	+2.9%
Construction	7,176	6,943	(3.3%)	(3.1%)
Miscellaneous	363	302		
Total	**17,253**	**17,172**	**(0.5%)**	**(0.2%)**

Commenting on the main events of 2001, Antoine Zacharias noted that 2001 was the VINCI group's first full year under its current form, i.e., including GTM. He also drew attention to VINCI's performance, which reflects the successful integration of the two companies, the dedication of the management team of the new group that is now the world leader in all of its sectors, and the efforts to step up redeployment of VINCI businesses into services offering long-term growth potential.

Net income

Net income amounted to 454 million euros, up 7% on the already high level of 2000 (423 million euros).

Earnings per share rose by 4% from 5.42 euros in 2000 to 5.65 euros.

Growth in net income reflected a further improvement in operating income, which increased 15%[2] to reach the historical figure of 1,058 million euros. Operating margin (operating income/net sales) came to 6.2%, and 3% excluding concessions.

VINCI Construction and Eurovia did very well (53%[2] and 29%[2] growth in operating income respectively), notably thanks to the positive effects of the VINCI-GTM merger.

GTIE maintained high levels of operating income in its traditional businesses (over 4% of net sales) but faced tougher conditions in the thermal sector in Germany.

---

[2] Excluding the impact of accounting harmonisation following the VINCI-GTM merger.

Operating income by business line

€ million euros	2000 pro forma	2001	Change, restated [3]
Concessions	568	603	+6%
Energy and Information	118	86	(27%)
Roads	156	173	+29%
Construction	150	200	+53%
Miscellaneous	(26)	(4)	
Total	966	1,058	+15%

The group thus largely exceeded the 20% growth target for net income before tax and non-recurring items, achieving 34% growth to 696 million euros.

Stronger finances

Growth in cash flow and the optimisation of equipment fleets after the VINCI-GTM merger which led to a 10% reduction in net capital expenditure, generated an increase of 54 % in operating free cash flow[4].

Investments in concession companies continued within the framework of projects underway (including the A86 motorway at Cofiroute, a motorway in Chile and the Rion-Antirion bridge in Greece). Together, investments totalled 637 million euros, up from 536 million euros the year before.

VINCI's balance sheet was strengthened. Consolidated shareholders' equity[5]. amounted to 2.4 billion euros and the debt to equity ratio stood at 72%.

Net financial debt totalled 2.1 billion euros at 31 December, 2001, up from 1.9 billion the year before. This includes concession activities, which reported net debt of nearly 3 billion euros. Net cash excluding concessions rose by 35% to 904 milion euros, as VINCI developed several activities, notably in the airport sector.

Parent company results

The parent company reported 508 million euros in net income, versus 181 million euros the year before. This includes the positive impact of the major reorganization to bring the legal structure in line with the management structure (through the merger by absorption of Sogea, Socofreg, Sogeparc and Sogepag).

---

[3] Excluding the impact of accounting harmonisation following the VINCI-GTM merger

[4] Before concession company development investments

[5] Not including minority interest of 511 million euros

Shareholder structure and dividends

Antoine Zacharias highlighted the changes in VINCI's shareholder base. In 2001, the group witnessed the withdrawal of Vivendi Universal and Suez, and an increase in the total number of shareholders, especially individual shareholders. With nearly 9% of capital stock, employees are now VINCI's main shareholder group. Nearly 50% of all employees in France are shareholders.

All told, VINCI counts around 100,000 shareholders.

The Board of Directors decided to submit a proposal to increase the dividend to 1.70 euros per share (i.e. 2.55 euros per share, including the tax credit) to the annual general meeting of shareholders. This sets the payout ratio at 30%, yield at around 3.5% based on current VINCI stock price levels, and represents an increase in the total dividend payment by 10%.

Antoine Zacharias expressed his satisfaction at the prospect of VINCI's inclusion in the CAC 40 index as of 3 April 2002, on the strength of VINCI market capitalisation (6 billion euros), float (74%) and daily trade volumes (around 22 million euros).

Outlook

In an increasingly uncertain economic environment, VINCI will pursue its strategy to move into businesses with high added value, both by developing concession activities, notably in the parking and airport sectors, and by accelerating the shift of construction, road businesses and Energy-Information division toward service activities. VINCI also plans to step up acquisitions in Europe, particularly in electrical engineering and roads.

VINCI will continue its policy to take a selective approach to new business and to control risk. It has therefore set no sales targets for 2002. However, the group will continue to redeploy its business portfolio (concession sales, including WFS on a full year basis, should notably increase by nearly 20% in 2002).

All of the business units should report further improvement in operating margin, notably thanks to the impact of synergy from the merger with GTM and gradual improvements at the worst-performing businesses. This should allow VINCI to report 2002 net income at least as good as in 2001, despite higher income tax.

Consolidated order book (excluding concessions) totalled 10.4 billion euros on 31 December 2001, i.e. comparable to the level reported at the end of 2000. This represents over eight months of projected sales.

Corporate Management

As part of the new legal framework on corporate management, the Board of Directors of VINCI has decided to confirm Antoine Zacharias appointment as both Chairman and CEO of VINCI.

Bernard Huvelin has been appointed as Deputy General Manager.

Date of the annual meeting of shareholders

The annual meeting of shareholders will be held on 6 June 2002 (upon second convocation) at 11 a.m., at Théâtre de l'Empire, Avenue de Wagram, in Paris 17 ème.

Press relations: Virginie CHRISTNACHT
Tel.: 01 47 16 30 07
Fax: 01 47 16 33 88
e-mail: vchristnacht@vinci.com

This press release is available in French, English and German
On the Vinci Website: www.vinci.com

2001 RESULTS
(million euros)

	2000 pro forma	2001	Var.
Net sales	17,253 (1)	17,172	-0.2% like-with-like *(of which concessions +5.6%)*
Gross operating surplus	1,460	1,557	+7%
in % of net sales	*8.5%*	*9.1%*	
Operating income	966	1,058	+15% (2)
in % of net sales	*5.6%*	*6.2%*	
Net income	423	454	+7%
Net income before goodwill	518	576	+11%
Net income before tax and non-recurring items	519	696	+34%
Earnings per share (in euros)	5.42	5.65	+4%
Dividend, excluding tax credit (in euros)	1.65	1.7	n.s. (3)
Operating free cash flow (4)	504	778	+54%
Shareholders' equity + minority interest	2,317	2,884	+24%
Net debt			
Concessions & PFI	*2,523*	*2,976*	
Other businesses	*-668*	*-904*	
	1,855	2,072	

(1) excluding Cofiroute VAT (78 millions euros)
(2) excluding the impact of accounting standardisation following VINCI-GTM merger
(3) total pay-out up 10% over 2000
(4) operating cash flow + net change in WCR - net capital expenditure (before concession company development investment)

Rueil, 5 March 2002

VINCI

PRESS RELEASE

Eurovia wins 204 million Euro multi-year road north London road maintenance contract

Eurovia, VINCI's road division, has won, through its UK subsidiary RIngway, a multi-year maintenance contract worth a total of 204 million Euros, awarded by Transport for London (TfL), the body that manages London's public transport systems.

The five year maintenance contract is for roads in the north-west and centre-north sectors of London, which includes the capital's centre of historic and tourist interest (the City, Piccadilly, Chelsea). Ringway will have responsibility for the upkeep of road surfaces, security barriers, kerbing, pedestrian ways, street lighting, electrical installations, signposts, and drainage. The contract also covers planned improvement work, as well as work in connection with wintertime maintenance and emergency situations.

Ringway, which boosted its sales by 36% to 322 million Euros in 2001, does 60% of its business under multi-year maintenance contracts.

Press contact: Virginie Christnacht
Phone: 01 47 16 31 82
Fax: 01 47 16 33 88
email: christnacht@vinci.com
This press release is available in English, French and German
on the VINCI Website at www.vinci.com

VINCI

Rueil-Malmaison, 4 March 2002

EURONEXT has announced VINCI's inclusion in the CAC 40

The Euronext Scientific Council announced, on Friday 1 March, the inclusion of VINCI in the CAC 40. This decision is effective as of 3 April 2002.

VINCI has a market capitalisation of 6 billion euros, a float of 74% and a daily trading volume of 22 million euros.

The inclusion of VINCI in the CAC 40 is the culmination of a stock market progression which began in 1997 when SGE was an 85% subsidiary of the Compagnie Générale des Eaux with a market capitalisation of 1.1 billion euros.

Since then SGE has become VINCI, the Group absorbed GTIE in 1997, Sogeparc in 1999 and GTM in 2000, its net sales have doubled, its workforce has doubled and its market capitalisation has increased 6-fold.

The decision by Euronext also reflects VINCI's outstanding performance in developing its concessions, energy and roads sectors and refocusing all its business lines on high added value activities with good visibility, thus reducing the Group's exposure to fluctuations in the economy and its sensitivity to business cycles.

This achievement is also the result of a management model focused on decentralisation, networking and empowerment of those working on the ground. VINCI's employees are its largest group of shareholders, holding 8.5% of its capital stock.

After announcing net sales of 17.2 billion euros for 2001 and confirming its forecast for growth of approximately 20% of its net income before tax and non-recurring items, VINCI will be publishing its financial statements on 12 March 2002.

Press contact: Virginie CHRISTNACHT
Tel: +33 (0)1 47 16 31 82
Fax: +33 (0)1 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German
on the VINCI website: www.vinci.com

VINCI

THE VINCI SHARE

Data sheet

Sicovam	12548
ISIN	FR0000125486
Sedol	4818083
Cusip	F5879X108
Reuters	SGEF.PA
Bloomberg	DG FP
Indices	- CAC 40
	- Euronext 100
	- DJ Stoxx
	- Next Prime

The share on 4 March 2002

Opening price (in euros): 71.80
Market capitalisation (in millions of euros): 6,058
Number of shares: 84,374,602

3-year stock market data

		2001	2000	1999
Price on 12.31 (in euros)		65.85	65.50	46.50
High (in euros)		76.00	66.00	51.00
Low (in euros)		55.40	38.40	38.50
Average daily trading volume (in shares)	(1)	333,749	165,283	65,375
Market capitalisation on 12.31. (in millions of euros)		5,458	5,185	1,872
Number of shares on 12.31.		82,879,911	79,154,601	40,261,023
Net dividend (in euros)		(2)	1.65	1.60
Total dividend (in euros)		(2)	2.475	2.40
Overall return (compared with the price at 12.31.)		(2)	3.8%	5.2%

(1) Excluding divestments by Vivendi Universal (13 million shares in 2000) and Suez (4.9 million shares in 2000 and 13.5 million shares in :
(2) Publication of 2001 results on 12 March 2002 after the market closes

2-year share price performance

- Performance


VINCI
SBF 120
DJ Stoxx Construction
(en euros)
80
70
60
50
40
30
20
30/12/99
29/01/00
28/02/00
29/03/00
28/04/00
28/05/00
27/06/00
27/07/00
26/08/00
25/09/00
25/10/00
24/11/00
24/12/00
23/01/01
22/02/01
24/03/01
23/04/01
23/05/01
22/06/01
22/07/01
21/08/01
20/09/01
20/10/01
19/11/01
19/12/01
18/01/02

- Daily trading volume


500.000
400.000
300.000
200.000
100000
0

Shareholder structure on 31 Dec. 2001


Vivendi Universal
8%
Treas. stock
9%
Employees(P
9%
Individual
9%
French
institution
20%
Foreign
institutional
45%
United Kingdom
Other European
United States

*** Vivendi Universal has issued bonds exchangeable into Vinci shares covering its full interest in Vinci (March 2006 maturity)*

** *estimated figures (source: Sicovam survey on bearer shares)*

VINCI

Rueil-Malmaison, 13 February 2002

PRESS RELEASE

NET SALES AT 31 DECEMBER 2001

Net sales stable as forecast : 17.2 billion Euros

- *Growth in international business.*
- *Concessions buoyant / Growth in roads*
- *Energy and Information proves resilient / Selective-ordering in construction*
- *Good predictability for 2002*

Consolidated net sales for Vinci in 2001 amounted to 17,2 milliards Euros, and comparable (-0.4% on a like with like basis) to the very high level achieved last year.

This sales figure posted by VINCI reflects the strategic choices made by the Group, consistently giving preference to profit margin over volumes and to growing areas of recurrent business.

Vinci Concessions has thus increased its rate of growth over the year, in the airport sector in particular, and Eurovia has considerably expanded its activities on international markets. At the same time, GTIE's continued refocus onto areas of higher growth potential and VINCI Construction's selective-ordering policy have led to a slight fall in sales figures for these two divisions.

Outside France, VINCI posted sales of 6.6 billion Euros, representing 38% of the total. Apart from Germany, where business was cut back by 12.3%, sales in international markets rose by 3.8%. The biggest increases were in the United Kingdom and the USA.

Concessions (+15.6% actual, +5.4% like with like)

Cofiroute's sales climbed 4.2% to 741 million Euros. The effect of the new VAT regulations introduced on 1 January 2001 was to a large extent offset by a further 3.6% increase in traffic.

VINCI Park posted sales of 467 million Euros, up 5% on a like with like basis. In France, business improved by 3% (+4.2% actual), despite the negative impact on car park traffic towards the end of the year of the events of 11 September. On international markets,

VINCI Park continued to grow (+11% like with like, not including the recent acquisitions in the UK), especially in Spain.

The figures for VINCI Airport (178 million Euros) include for the first time (as of 1 October) the sales by WFS, the leading American air freight management assistance and services company.

Roads (+2.7% actual; +2.8% like with like)

In France, sales grew 2.5%. This figure reflects a level of business activity that stabilised in the second half compared with the very high level in 2000, against a background of rationalisation of the organisation resulting from the Eurovia-Jean Lefebvre merger.

In the course of the year, Eurovia consolidated its position as second largest aggregate producer in France, with production volumes of 42 million tonnes.

On international markets sales climbed 8%, excluding Germany (+11% like with like). Good performances were returned in the United Kingdom – where Eurovia is market leader with Ringway – Spain, the Czech Republic and North America. Outside Germany, the international subsidiaries' order backlog grew by 20% overall. Teerbau continued its deliberate pull-out (- 6.5%) from a German market still in difficulty in 2001, but which appears to have bottomed out.

Energy and Information (-3.7% actual; -1.9% like with like)

In France, despite unfavourable conditions on the telecommunications market, the NICT companies in 2001 were able to confirm their excellent performance of the previous year. Demand was particularly strong in the fields of business communication and automated industrial systems, where the outlook remains promising. The engineering and electrical works subsidiaries enjoyed similar conditions, and their volumes were comparable with 2000, even though last year was exceptionally good (as a result of the repair work to infrastructure damaged by the gales).

On international markets, GTIE's sales declined (-4%) mainly due to a reduction of thermal activities in Germany.

The acquisitions (47 million Euros in sales, excluding TMS, which will be consolidated in 2002) and the disposals (100 million Euros in sales) made in 2001 illustrate the continued shift by this division into areas offering more growth potential.

Construction (-3,6% actual; -3,7% like with like)

En France, sales by Vinci Construction fell 5% on a like with like basis, despite continued strong demand in building, especially in the Paris region.

This downturn is due to a temporary slowdown in civil engineering activity, mainly caused by the phasing of various projects, with new operations (in particular the A86 and Port 2000 at Le Havre) still to come up to fully operational levels.

On international markets sales slipped slightly (-1.8%), with the planned reduction of major projects and the closure begun in 2001 of building activities in Germany easily offset by the high business volumes of the African and Central European subsidiaries.

VINCI Construction moves into 2002 with an order backlog close to its highest ever levels, totalling almost 12 months of business planned. This good performance has been achieved whilst maintaining a highly selective approach to orders for new business.

*

* *

The consolidated order backlog for the Group (excluding concessions) was 10.4 billion Euros on 31 December 2001, a level comparable with that at the end of the previous year, and representing 8 months business activity planned.

2001, the first full business year for VINCI including GTM, reflects the successful integration of the two companies. It also shows that the Group is shifting its business focus at a faster pace towards service activities offering the potential for sustainable growth.

The outlook for 2002, despite more difficult market conditions at the moment, remains favourable for VINCI, which continues to have a good level of predictability in all its lines of business.

The VINCI Board of Directors will meet on 12 March to approve the financial statements for 2001.

Press contact :Virginie CHRISTNACHT
Phone. : 01 47 1631 82
Fax : 01 47 16 33 88
e-mail :vchristnachty@ vinci.com
This press release is available in English, French and German
on the VINCI Website : www.vinci.com

VINCI
Société Anonyme au capital de 843 746 020 euros
Siège Social : 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex
RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 31 December 2001 (provisional figures)

(in millions of Euros)

	2001	2000 pro forma	Variation 2001/2000	
			actual	like with like
Consolidated net sales				
Concessions	**1 460,6**	**1 263,4**	**15,6%**	**5,4%**
Energy and Information	**2 981,6**	**3 096,4**	**(3,7%)**	**(1,9%)**
Roads	**5 497,7**	**5 354,5**	**2,7%**	**2,8%**
Construction	**6 916,8**	**7 176,2**	**(3,6%)**	**(3,7%)**
Miscellaneous and double counts	302,9	440,7		
Total	**17 159,6**	**17 331,3**	**(1,0%)**	**(0,4%)**
Of which France				
Concessions	1 208,0	1 116,2	8,2%	3,7%
Energy and information	2 075,1	2 137,6	(2,9%)	(1,0%)
Roads	3 235,9	3 153,6	2,6%	2,5%
Construction	3 908,7	4 068,2	(3,9%)	(5,2%)
Miscellaneous and double counts	169,1	275,3		
Total	**10 596,8**	**10 751,0**	**(1,4%)**	**(0,4%)**
Of which outside France				
Concessions	252,6	147,2	71,6%	19,8%
Energy and Information	906,5	958,8	(5,5%)	(4,0%)
Roads	2 261,9	2 200,9	2,8%	3,3%
Construction	3 008,1	3 108,1	(3,2%)	(1,8%)
Miscellaneous and double counts	133,8	165,4		
Total	**6 562,8**	**6 580,3**	**(0,3%)**	**(0,3%)**

Rueil-Malmaison, 7 March 2002

Press release

VINCI has just won the award for the least sexist advertisement in 2001

VINCI, the world's leading company for construction and associated services, has just been selected by the French Association of Women Journalists (AFJ) as winner of the 2001 award for the least sexist advertisement, presented today by Nicole Péry, State Secretary for Women's Rights and Vocational Training, for its institutional advertising campaign focusing on recruitment.

The AFJ Prix Pub is awarded in recognition of an advertisement in the press in 2001 that stands out for the way that it "shows women or men-women relationships in a non-sexist and image-enhancing way for both sexes". VINCI's advertising campaign consists of 4 visuals, two of which show a young woman proudly presenting the project she has been working on, with the slogan "To think of it ... to think of it very hard and to do it". Beneath the copy detailing VINCI's business activities, the ad is signed "Profession: creator – inventor – entrepreneur".
The jury of women journalists chose this advertisement because it shows women's intellectual and creative work in a positive light.

VINCI launched this major advertising campaign in the autumn of 2001 in all the leading French weeklies and monthlies. Its aim was to raise awareness of its business activities, make them more attractive, and at the same time help VINCI speed up the increase in the proportion of female employees.
With a workforce of 125,000, of which 70,000 work in France, VINCI is the 20th largest French employer and recruits on average 5,000 young people every year, of which half are young engineering graduates, making the group the largest single recruiter in this category in France in 2001.

Press contact : *Béatrice Bardini*
Phone. : 01 47 16 40 90
Fax : 01 47 16 35 91
e-mail : bbardini@groupe-vinci.com
This release is available in English, French and German
On the VINCI Website : www.groupe-vinci.com

Rueil-Malmaison, 7 March 2002

Press release

VINCI has just won the award for the least sexist advertisement in 2001

VINCI, the world's leading company for construction and associated services, has just been selected by the French Association of Women Journalists (AFJ) as winner of the 2001 award for the least sexist advertisement, presented today by Nicole Péry, State Secretary for Women's Rights and Vocational Training, for its institutional advertising campaign focusing on recruitment.

The AFJ Prix Pub is awarded in recognition of an advertisement in the press in 2001 that stands out for the way that it "shows women or men-women relationships in a non-sexist and image-enhancing way for both sexes". VINCI's advertising campaign consists of 4 visuals, two of which show a young woman proudly presenting the project she has been working on, with the slogan "To think of it ... to think of it very hard and to do it". Beneath the copy detailing VINCI's business activities, the ad is signed "Profession: creator – inventor – entrepreneur".
The jury of women journalists chose this advertisement because it shows women's intellectual and creative work in a positive light.

VINCI launched this major advertising campaign in the autumn of 2001 in all the leading French weeklies and monthlies. Its aim was to raise awareness of its business activities, make them more attractive, and at the same time help VINCI speed up the increase in the proportion of female employees.
With a workforce of 125,000, of which 70,000 work in France, VINCI is the 20th largest French employer and recruits on average 5,000 young people every year, of which half are young engineering graduates, making the group the largest single recruiter in this category in France in 2001.

Press contact : Béatrice Bardini
Phone. : 01 47 16 40 90
Fax : 01 47 16 35 91
e-mail : bbardini@groupe-vinci.com
This release is available in English, French and German
On the VINCI Website : www.groupe-vinci.com